Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes thereto included in this offering memorandum, and our unaudited interim consolidated financial statements and the related notes thereto, included elsewhere in this offering memorandum. The unaudited interim financial information has been prepared on the same basis as our audited consolidated financial data except for the adoption of new accounting standards ASC topic 606 (ASC 606), Revenue from Contracts with Customers and ASC topic 321 (ASC 321), Investments—Equity Securities, both of which became effective from January 1, 2018, and includes all adjustments, consisting only of normal and recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations for the periods presented. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this offering memorandum.

Overview

We are an innovative market-leading online entertainment service in China. We are at the forefront of the entertainment industry in China. Our corporate DNA combines creative talent with technology, fostering an environment for the continuous innovation and production of blockbuster content. Our platform features highly popular original content, as well as a comprehensive selection of professionally-produced and partner-generated content. Through our curated premium content, we attract a massive user base with tremendous user engagement, and generate significant monetization opportunities.

We have developed multiple monetization methods to capture entertainment market opportunities in China. We generate revenues through (i) membership services, (ii) online advertising services, (iii) content distribution, and (iv) others.

We have experienced rapid growth in revenues in recent years. Our revenues increased by 111.3% from RMB5,318.6 million in 2015 to RMB11,237.4 million in 2016, and further by 54.6% to RMB17,378.4 million (US$ 2,671.0 million) in 2017. Our revenues for the nine months ended September 30, 2018 were RMB17,961.8 million (US$2,615.3 million), representing a 51.6% increase from our total revenues for the nine months ended September 30, 2017 (which, net of VAT of RMB 711.0 million, were RMB11,849.9 million). We had net losses of RMB2,575.1 million, RMB3,074.0 million, and RMB3,736.9 million (US$574.4 million) in 2015, 2016 and 2017, respectively, and RMB3,124.6 million and RMB5,622.4 million (US$818.6 million) in the nine months ended September 30, 2017 and 2018, respectively.

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s internet video industry, which include:

•	China’s overall economic growth and level of per capita disposable income;

•	mobile internet usage and penetration rate;

•	growth of online entertainment, especially internet video, and its popularity as an entertainment and advertising medium; and

•	governmental policies and initiatives affecting the Chinese internet video industry.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting the internet video industry in China generally, we believe our results of operations are more directly affected by company specific factors, including the following major factors.

Our ability to maintain and expand our user base, as well as to maintain and enhance user engagement

We have a massive and highly engaged user base, which drives our revenue growth. Our ability to continue to effectively maintain and expand our user base will affect the growth of our business and our revenues going forward. Furthermore, the level of user engagement affects our membership services revenues. In addition, advertisers are drawn to our platform because of the size of our user base, its attractive demographics, and the level of our user engagement. Our ability to maintain and expand our user base, as well as maintain and enhance user engagement, depends on, among other things, our ability to continuously offer popular content, recommend personalized content through technological innovation and provide a superior entertainment experience.

Our ability to provide innovative and effective advertising services

We generate a significant portion of our revenues through the provision of online advertising services. We believe demand for our advertising services will continue to be affected by the pace of advertisement budget shift from traditional media, such as TV, to internet video advertising in China. On a more specific level, we need to provide innovative and effective advertising services to increase our existing customers’ advertising spending and to attract new advertising customers. To this end, we need to continue to strengthen the innovation and effectiveness of our advertising solutions, including our precise targeting technology, creative design, results monitoring, salesforce, distribution network and customer service capabilities.

Our ability to increase revenues from our extensive monetization channels

In addition to revenues from membership services and online advertising services, we generate revenues from content distribution, live broadcasting, online games, IP licensing, online literature and e-commerce. Our extensive monetization efforts are affected by (i)the demand for high-quality entertainment content, (ii) our bargaining power with content production, distribution and adaptation partners, and (iii)the availability of popular content on our platform. Our monetization channels have benefited from the recent boom in the entertainment industry in China and the resulting surge in demand for high-quality entertainment content. Furthermore, technological development has allowed us to pursue increasingly diversified monetization channels, including adapting popular content into a variety of derivative works based on our IP.

Our ability to produce and license premium content in a cost-effective manner

Premium content is critical to the success of our business. We need to produce and license premium content in order to deliver a differentiated and engaging entertainment experience for our users. Content cost has historically accounted for the biggest portion of our cost of revenues, representing 69.5%, 67.1% and 72.6% of our total cost of revenues in 2015, 2016, and 2017, respectively. Our content cost represents 76.7% (net of VAT) and 78.3% of our cost of revenues for the nine months ended September 30, 2017 and 2018, respectively. Our content portfolio consists of original content, content licensed from third-party professional content producers, as well as content uploaded by professional and other users. We make content production and licensing decisions based on the quality of the content, its relevance to our users’ preferences, its advertising appeal relative to its cost, as well as its potential for development into derivative entertainment products. We aim at ensuring that we realize substantial value from the content that we produce or license. Our ability to continue to manage and control our content costs while maintaining the high-quality and attractiveness of our content affects our results of operations. We expect our content cost to increase in an absolute amount as we expand our content portfolio to maintain our market leadership.

Effective investment in technology infrastructure

Our technology infrastructure is critical for us to produce and offer high-quality content, as well as to retain and attract users, customers and content partners. We must continue to upgrade and expand our technology infrastructure to keep pace with the growth of our business, to further enhance our AI and big data analytical capabilities and develop new features and services for our users and members.

Key Components of Results of Operations

Total Revenues

We derive our revenues from (i) membership services, (ii) online advertising services, (iii) content distribution and (iv) others. The following table presents our revenue lines and as percentages of our total revenues for the periods presented.

	For the year ended December 31,							For the nine months ended September 30,
	2015(1)		2016(1)		2017(1)			2017(1)		2018
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Membership services	996,682	18.7	3,762,183	33.5	6,536,028	1,004,569	37.6	4,606,203	36.7	7,421,788	1,080,633	41.3
Online advertising services	3,399,935	63.9	5,650,366	50.3	8,158,924	1,254,004	46.9	6,016,085	47.9	7,124,424	1,037,336	39.7
Content distribution	387,687	7.4	500,952	4.4	1,191,816	183,179	6.9	958,331	7.6	1,640,605	238,877	9.1
Others	534,280	10.0	1,323,906	11.8	1,491,582	229,251	8.6	980,317	7.8	1,774,977	258,442	9.9

Total revenues	5,318,584	100.0	11,237,407	100.0	17,378,350	2,671,003	100.0	12,560,936	100.0	17,961,794	2,615,288	100.0

Note:

(1)	In accordance with the legacy revenue accounting standard (ASC 605), VAT is presented in cost of revenues rather than net against revenues.

Membership services

We offer membership packages to provide our members with (i) access to streaming of a library of premium content, (ii) certain commercial skipping and other viewing privilege, and (iii) higher community status in our iQIYI Paopao social platform. We generate a small portion of our membership services revenue from on-demand content purchase by our users and sale of other membership cards.

Online advertising services

Our advertising revenues are recognized net of advertising agency rebates. Most of advertising services are in the form of brand advertising. An increasing amount of revenue generated from our advertising services is in the form of in-feed advertising, which we launched in the fourth quarter of 2016.

Content distribution

We distribute video content licensed from third parties by sub-licensing such content to other third-party internet video streaming platforms, and as consideration receive either cash or the right to distribute on our platform certain licensed content from such platforms. We distribute selected original content titles outside of China and to TV stations in China.

Others

We generate revenues from various other channels, such as live broadcasting, online games, and talent agency business. We generate revenues from online games primarily by distributing third-party online games and sharing revenues with them. With the acquisition of Skymoons, we plan to further broaden our offering of online games with in-house developed titles. We generate revenues from live broadcasting through the sale and consumption of virtual items purchased by viewers of our live broadcasting shows. We generate revenues from talent agency services, primarily from the performance contracts for the artists we represent. In addition, we also generate revenues from IP licensing, online literature and e-commerce.

Operating Costs and Expenses

Our operating costs and expenses consist of (i) cost of revenues, (ii) selling, general and administrative expenses and (iii) research and development expenses.

Cost of revenues. Our cost of revenues mainly consists of content costs, bandwidth costs and others. Content costs mainly consist of expense for original content, which includes amortization of capitalized produced content and expenses recorded when production costs exceeds the total revenues to be earned; licensed content, which includes amortization and impairment of licensed copyrights; and revenue sharing cost for content uploaded by partners and cost incurred for live broadcasting hosts. Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications and other content delivery-related services. We expect that our cost of revenues will increase in the foreseeable future as we continue to produce and license premium content and our user base and level of user engagement increase over time.

Selling, general and administrative expenses. Our selling expenses primarily consist of promotional and marketing expenses and compensation for our sales and marketing personnel. We expect our selling and marketing expenses to increase in the foreseeable future as we plan to engage in more selling and marketing activities to attract new users and advertisers and to promote our brand recognition and content titles, as well as to grow our business.

Our general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel and fees and expenses for legal, accounting and other professional services. We expect our general and administrative expenses to increase in the foreseeable future as we grow our business.

Research and development expenses. Research and development expenses primarily consist of salaries and benefits for research and development personnel. We expect our research and development expenses to increase in the foreseeable future as we continue to develop new products and services to attract users and increase user engagement, and expand our monetization efforts.

Taxation

We had income tax expense of RMB11.2 million and RMB13.1 million in 2015 and 2016 respectively, and income tax benefit of RMB7.6 million (US$1.2 million) in 2017 and RMB0.7 million (US$0.1 million) in nine months ended September 30, 2018. We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and the PRC.

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2015, 2016, 2017 or the nine months ended September 30, 2018.

PRC

Generally, our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries are subject to enterprise income tax on their taxable income in the PRC at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Beijing QIYI Century, Beijing iQIYI, and Shanghai Zhong Yuan obtained High and New Technology Enterprises, or HNTE, status to enjoy a preferential tax rate of 15% from 2013 to 2018, from 2015 to 2017 and from 2013 to 2018, respectively, Chengdu Skymoons Digital Entertainment Co., Ltd. and Tianjin Skymoons Interactive Co., Ltd. obtained the “software enterprise certificate” and enjoy a preferential tax rate of 12.5% from 2016 to 2018 and from 2017 to 2019, respectively, and Chengdu Skymoons Interactive Network Game Co., Ltd. obtained the “software enterprise certificate” and is exempted from income tax from 2017 to 2018 and enjoys a preferential tax rate of 12.5% from 2019 to 2021, to the extent it has taxable income under the Enterprise Income Tax Law of the PRC, or EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.

Our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries are subject to VAT at a rate of 3%, 6%, 10% or 16% on the services we provide and related surcharges.

If our holding company in the Cayman Islands or our subsidiary outside of the PRC were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of our total revenues for the years presented.

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2015(1)		2016(1)		2017(1)			2017(1)		2018
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Membership services	996,682	18.7	3,762,183	33.5	6,536,028	1,004,569	37.6	4,606,203	36.7	7,421,788	1,080,633	41.3
Online advertising services	3,399,935	63.9	5,650,366	50.3	8,158,924	1,254,004	46.9	6,016,085	47.9	7,124,424	1,037,336	39.7
Content distribution	387,687	7.4	500,952	4.4	1,191,816	183,179	6.9	958,331	7.6	1,640,605	238,877	9.1
Others	534,280	10.0	1,323,906	11.8	1,491,582	229,251	8.6	980,317	7.8	1,774,977	258,442	9.9

Total revenues	5,318,584	100.0	11,237,407	100.0	17,378,350	2,671,003	100.0	12,560,936	100.0	17,961,794	2,615,288	100.0

Operating costs and expenses:
Cost of revenues(2)	(6,041,764)	(113.6)	(11,436,595)	(101.8)	(17,386,563)	(2,672,266)	(100.0)	(12,851,452)	(102.3)	(18,610,050)	(2,709,675)	(103.6)
Selling, general and administrative(2)	(1,204,464)	(22.6)	(1,765,824)	(15.7)	(2,674,990)	(411,138)	(15.4)	(1,900,806)	(15.1)	(2,946,208)	(428,976)	(16.4)
Research and development(2)	(499,957)	(9.4)	(824,482)	(7.3)	(1,269,806)	(195,166)	(7.3)	(905,579)	(7.2)	(1,387,184)	(201,978)	(7.7)

Total operating costs and expenses	(7,746,185)	(145.6)	(14,026,901)	(124.8)	(21,331,359)	(3,278,570)	(122.7)	(15,657,837)	(124.6)	(22,943,442)	(3,340,629)	(127.7)

Operating loss	(2,427,601)	(45.6)	(2,789,494)	(24.8)	(3,953,009)	(607,567)	(22.7)	(3,096,901)	(24.6)	(4,981,648)	(725,341)	(27.7)
Total other (expenses)/ income, net	(136,345)	(2.6)	(271,440)	(2.4)	208,512	32,047	1.2	(25,320)	(0.2)	(641,443)	(93,396)	(3.6)

Loss before income taxes	(2,563,946)	(48.2)	(3,060,934)	(27.2)	(3,744,497)	(575,520)	(21.5)	(3,122,221)	(24.8)	(5,623,091)	(818,737)	31.3
Income tax (expense)/ benefit	(11,166)	(0.2)	(13,088)	(0.1)	7,565	1,163	0.0	(2,331)	0.0	691	101	0.0

Net loss	(2,575,112)	(48.4)	(3,074,022)	(27.4)	(3,736,932)	(574,357)	(21.5)	(3,124,552)	(24.8)	(5,622,400)	(818,636)	(31.3)

Note:

(1)	In accordance with the legacy revenue accounting standard (ASC 605), VAT is presented in cost of revenues rather than net against revenues.
(2)	Share-based compensation expense was allocated as follows:

	For the year ended December 31,				For the Nine Months Ended September 30,
	2015	2016	2017		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	5,837	9,479	34,895	5,363	26,873	55,132	8,027
Selling, general and administrative	21,330	30,447	130,994	20,133	102,302	215,782	31,418
Research and development	17,027	22,466	67,535	10,380	52,570	63,726	9,280

Total	44,194	62,392	233,424	35,876	181,745	334,640	48,725

Nine Months Ended September 30, 2018 Compared with Nine Months Ended September 30, 2017

To facility the comparison of our operating results, business performance and trends in the nine months ended September 30, 2017 and 2018, all percentage changes in revenues and operating loss margins as well as average brand advertising revenue per brand advertiser for the nine months ended September 30, 2017 are calculated by deducting VAT from the revenues for the nine months ended September 30, 2017, which is presented on the same basis as the nine months ended September 30, 2018 and going forward.

Revenues

Our revenues increased by 51.6% from RMB11,849.9 million (which is net of the impact of RMB 711.0 million of VAT) in the nine months ended September 30, 2017 to RMB17,961.8 million (US$2,615.3 million) in the nine months ended September 30, 2018.

Membership services. Our membership services revenue increased by 70.8% from RMB4,345.5 million (net of VAT) in the nine months ended September 30, 2017 to RMB7,421.8 million (US$1,080.6 million) in the nine months ended September 30, 2018, primarily driven by the increase in the number of subscribing members, which was driven by the release of our premium content, especially our self-produced blockbuster titles, as well as various operational initiatives. The number of subscribing members increased by 89% from 42.7 million as of September 30, 2017 to 80.7 million as of September 30, 2018. The number of individuals with trial memberships has consistently accounted for less than 5% of the total number of subscribing members.

Online advertising services. Our online advertising services revenue grew by 25.5% from RMB5,675.6 million (net of VAT) in the nine months ended September 30, 2017 to RMB7,124.4 million (US$1,037.3 million) in the nine months ended September 30, 2018, as a result of our improved efficiency in the monetization of brand advertising business, driven by our strong and expanding library of self-produced and licensed content, as well as the growth of our in-feed advertising business, partially offset by tightening advertising budget of advertisers as a result of the recent regulation headwinds. Average brand advertising revenue per brand advertiser increased by 17.6% from RMB5.1 million for the nine months ended September 30, 2017 to RMB6.0 million (US$0.9 million) for the nine months ended September 30, 2018.

Content distribution. Our content distribution revenue increased by 81.5% from RMB904.1 million (net of VAT) in the nine months ended September 30, 2017 to RMB1,640.6 million (US$238.9 million) in the nine months ended September 30, 2018, primarily caused by an increased amount of premium titles distributed.

Others. Other revenues increased by 92.0% from RMB924.7 million (net of VAT) in the nine months ended September 30, 2017 to RMB1,775.0 million (US$258.4 million) in the nine months ended September 30, 2018, primarily as a result of strong performance across various vertical business lines, and revenue contribution from Skymoons, a mobile game company we acquired in July 2018.

Cost of revenues

Our cost of revenues increased by 53.3% from RMB12,140.5 million for the nine months ended September 30, 2017 (excluding RMB 711.0 million of VAT) to RMB18,610.1 million (US$2,709.7 million) for the nine months ended September 30, 2018.

Content cost. Content cost increased by 56.4% from RMB9,317.5 million for the nine months ended September 30, 2017 to RMB14,574.5 million (US$2,122.1 million) for the nine months ended September 30, 2018. The RMB5,257.0 million increase was primarily due to higher amortization of licensed copyrights and self-produced content as we continue to invest in our comprehensive and diversified content library.

Bandwidth cost. Our bandwidth cost increased by 0.8% from RMB1,684.7 million for the nine months ended September 30, 2017 to RMB1,697.7 million (US$247.2 million) for the nine months ended September 30, 2018, primarily as a result of the increased bandwidth necessary to support the growth of our user traffic and better user experience, which is partially offset by enhanced operational efficiency.

Gross loss

As a result of the foregoing, we had gross losses of RMB290.5 million and RMB648.3 million (US$94.4 million) for the nine months ended September 30, 2017 and 2018, respectively. Our gross losses as a percentage of total revenues increased between nine months ended September 30, 2017 and 2018, which was primarily attributed by the increase of content cost as a percentage of total revenues as we continued to produce and offer high-quality content, especially popular original content. We expect our cost of revenues to continue to increase on an absolute basis as traffic to our platform increases, user base of our platform grows, the resolution of our videos improves and as we produce and acquire more high-quality content to enrich user experience in our diversified monetization channels. In the short run, increase of cost of revenues may still outpace revenue as we devote more resources on original content production. In the long run, however, we expect the increase of revenue will outpace cost of revenues as a result of our rapid growth and the resulting economies of scale, decreasing bandwidth cost due to technological advances, as well as our technological innovations with respect to content delivery and bandwidth usage. However, we cannot provide an accurate estimate as to when we will achieve gross profit. For specific factors that may constrain our ability to reverse our gross loss, see “Risk Factors—Risks Related to Our Business and Industry—We have incurred net losses since our inception and may continue to incur losses in the future.”

Selling, general and administrative expenses

Selling expenses increased by 49.6% from RMB1,559.4 million for the nine months ended September 30, 2017 to RMB2,333.6 million (US$339.8 million) for the nine months ended September 30, 2018, primarily due to the increase in advertising expenses and the increase in sales and marketing personnel salaries and benefits. Our marketing and promotional expenses increased by 70.8% from RMB966.9 million for the nine months ended September 30, 2017 to RMB1,651.8 million (US$240.5 million) for the nine months ended September 30, 2018 as we increased our brand and content promotional spending, and our spending on user acquisition channels, including mobile device manufacturers, search engines and mobile app stores. Our sales and marketing personnel compensation expenses increased by 24.6% from RMB440.9 million for the nine months ended September 30, 2017 to RMB549.5 million (US$80.0 million) for the nine months ended September 30, 2018 primarily due to the increased headcount. Our sales and marketing personnel headcount increased from 1,149 as of September 30, 2017 to 1,755 as of September 30, 2018.

General and administrative expenses increased by 79.4% from RMB341.4 million for the nine months ended September 30, 2017 to RMB612.6 million (US$89.2 million) for the nine months ended September 30, 2018, primarily due to the increase in personnel compensation expenses and professional service fees, as well as higher share-based compensation expenses. Our general and administrative personnel compensation expenses increased by 107.0% from RMB140.9 million for the nine months ended September 30, 2017 to RMB291.7 million (US$42.5 million) for the nine months ended September 30, 2018, primarily due to increased headcount and average compensation level, as well as higher share-based compensation expenses mainly arising from the acquisition of Skymoons. Our general and administrative personnel headcount increased from 319 as of September 30, 2017 to 464 as of September 30, 2018. Our professional service fees increased by 96.7% from RMB43.0 million for the nine months ended September 30, 2017 to RMB84.6 million (US$12.3 million) for the nine months ended September 30, 2018 primarily due to procurement of audit and legal services in connection with our initial public offering in March 2018.

Research and development expenses

Our research and development expenses increased by 53.2% from RMB905.6 million for the nine months ended September 30, 2017 to RMB1,387.2 million (US$202.0 million) for the nine months ended September 30, 2018, primarily due to the increase in research and development personnel compensation expenses. Our research and development personnel compensation expenses increased by 51.8% from RMB802.2 million for the nine months ended September 30, 2017 to RMB1,218.1 million (US$177.4 million) for the nine months ended September 30, 2018, primarily due to the increased headcount and average compensation level. Our research and development personnel headcount increased from 2,482 as of September 30, 2017 to 3,635 as of September 30, 2018.

Income tax expense

We had an income tax expense of RMB2.3 million for the nine months ended September 30, 2017, which resulted from the net profit position of certain operating entities in the PRC. For the nine months ended September 30, 2018, RMB0.7 million (US$0.1 million) income tax benefit was recognized, which can be carried forward to offset future tax payable.

Net loss

As a result of the foregoing, we had net losses of RMB3,124.6 million and RMB5,622.4 million (US$818.6 million) for the nine months ended September 30, 2017 and 2018, respectively.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Revenues

Our revenues increased by 54.6% from RMB11,237.4 million in 2016 to RMB17,378.4 million (US$2,671.0 million) in 2017.

Membership services. Our membership services revenue increased by 73.7% from RMB3,762.2 million in 2016 to RMB6,536.0 million (US$1,004.6 million) in 2017, primarily driven by the increase in the number of subscribing members, which in turn results from the expansion of our user base and user engagement. The number of subscribing members increased by 68.4% from 30.2 million as of December 31, 2016 to 50.8 million as of December 31, 2017. The number of individuals with trial memberships has consistently accounted for less than 5% of the total number of subscribing members. Excluding individuals with trial memberships, the number of subscribing members increased by 66.8% from 30.0 million as of December 31, 2016 to 50.0 million as of December 31, 2017. Between the fourth quarters of 2016 and 2017, our average mobile DAUs increased by 0.5% from 125.4 million to 126.0 million, and our average mobile MAUs increased by 3.9% from 405.4 million to 421.3 million. Daily average total user time spent on our iQIYI platform increased by 15.8% from 259.1 million hours in 2016 to 300.1 million hours in 2017.

Online advertising services. Our online advertising services revenue grew by 44.4% from RMB5,650.4 million in 2016 to RMB8,158.9 million (US$1,254.0 million) in 2017, as a result of the increase of brand advertising, which is primarily due to the increase in average brand advertising revenue per brand advertiser, driven mainly by the increased attractiveness and efficiency of our advertising services, as well as the growth of our in-feed advertising service launched in the fourth quarter of 2016. Average brand advertising revenue per brand advertiser increased by 16.3% from RMB4.9 million in 2016 to RMB5.7 million (US$0.9 million) in 2017.

Content distribution. Our content distribution revenue increased by 137.9% from RMB501.0 million in 2016 to RMB1,191.8 million (US$183.2 million) in 2017, primarily caused by an increased amount of content titles distributed.

Others. Other revenues increased by 12.7% from RMB1,323.9 million in 2016 to RMB1,491.6 million (US$229.3 million) in 2017, primarily as a result of the growth in live broadcasting revenue.

Cost of revenues

Our cost of revenues increased by 52.0% from RMB11,436.6 million in 2016 to RMB17,386.6 million (US$2,672.3 million) in 2017.

Content cost. Content cost increased by 67.3% from RMB7,541.0 million in 2016 to RMB12,616.9 million (US$1,939.2 million) in 2017. The RMB5,075.9 million increase was primarily due to the increased purchase of third-party professionally-produced or partner-generated content, which increased by RMB3,633.9 million as we procured more high-quality and popular licensed content; and to a lesser extent, to the increase of RMB1,002.9 million in revenue sharing with content partners as more content was uploaded onto our platform, and to our rapid expansion of original content production, which resulted in an increase of RMB429.4 million in content cost. The increase was partially offset by a decrease of other content cost.

Bandwidth cost. Our bandwidth cost increased by 16.8% from RMB1,874.6 million in 2016 to RMB2,190.2 million (US$336.6 million) in 2017, primarily as a result of the increased bandwidth necessary to support the growth of our user traffic and better user experience.

Gross loss

As a result of the foregoing, we had gross losses of RMB199.2 million and RMB8.2 million (US$1.3 million) in 2016 and 2017, respectively. Our gross losses as a percentage of total revenues decreased between 2016 and 2017, which was primarily attributed by the decrease of bandwidth cost as a percentage of total revenues, resulting from application efficiency being improved by technology. However, content cost as a percentage of total revenues increased as we continued to produce and offer high-quality content, especially popular original content. We expect our cost of revenues to increase on an absolute basis as traffic to our platform increases, user base of our platform grows, the resolution of our videos improves and as we produce and acquire more high-quality content to enrich user experience in our diversified monetization channels. In the short run, increase of cost of revenues may still outpace revenue as we devote more resources on original content production. In the long run, however, we expect the increase of revenue will outpace cost of revenues as a result of our rapid growth and the resulting economies of scale, as well as our technological innovations with respect to content delivery and bandwidth usage. However, we cannot provide an accurate estimate as to when we will achieve gross profit. For specific factors that may constrain our ability to reverse our gross loss, see “Risk Factors—Risks Related to Our Business and Industry—We have incurred net losses since our inception and may continue to incur losses in the future.”

Selling, general and administrative expenses

Selling expenses increased by 45.4% from RMB1,524.5 million in 2016 to RMB2,217.0 million (US$340.8 million) in 2017, primarily due to the increase in advertising expenses and the increase in sales and marketing personnel salaries and benefits. Our advertising expenses increased by 51.3% from RMB907.9 million in 2016 to RMB1,373.3 million (US$211.1 million) in 2017 as we increased our brand and content promotional spending, and our spending on user acquisition channels, including mobile device manufacturers, search engines and mobile app stores. Our sales and marketing personnel compensation expenses increased by 45.5% from RMB426.8 million in 2016 to RMB621.2 million (US$95.5 million) in 2017 primarily due to the increased headcount. Our sales and marketing personnel headcount increased from 909 as of December 31, 2016 to 1,239 as of December 31, 2017.

General and administrative expenses increased by 89.7% from RMB241.4 million in 2016 to RMB458.0 million (US$70.3 million) in 2017, primarily due to the increase in personnel compensation expenses and professional service fees. Our general and administrative personnel compensation expenses increased by 107.7% from RMB90.8 million in 2016 to RMB188.6 million (US$29.0 million) in 2017, primarily due to increased headcount and average compensation level. Our general and administrative personnel headcount increased from 255 as of December 31, 2016 to 344 as of December 31, 2017. Our professional service fees increased by 104.5% from RMB38.2 million in 2016 to RMB78.1 million (US$12.0 million) in 2017 primarily due to procurement of audit and legal services.

Research and development expenses

Our research and development expenses increased by 54.0% from RMB824.5 million in 2016 to RMB1,269.8 million (US$195.2 million) in 2017, primarily due to the increase in research and development personnel compensation expenses. Our research and development personnel compensation expenses increased by 58.7% from RMB704.7 million in 2016 to RMB1,118.1 million (US$171.8 million) in 2017 primarily due to the increased headcount and average compensation level. Our research and development personnel headcount increased from 1,998 as of December 31, 2016 to 2,608 as of December 31, 2017.

Income tax expense

We had an income tax expense of RMB13.1 million in 2016, which resulted from the net profit position of certain operating entities in the PRC. In 2017, RMB7.6 million (US$1.2 million) income tax benefit was recognized, which can be carried forward to offset future tax payable.

Net loss

As a result of the foregoing, we had net losses of RMB3,074.0 million and RMB3,736.9 million (US$574.4 million) in 2016 and 2017, respectively.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenues

Our revenues increased by 111.3% from RMB5,318.6 million in 2015 to RMB11,237.4 million in 2016.

Membership services. Our membership services revenue increased by 277.5% from RMB996.7 million in 2015 to RMB3,762.2 million in 2016, primarily driven by the increase in the number of subscribing members, which in turn results from the expansion of our user base and user engagement. The number of subscribing members increased by 182.7% from 10.7 million as of December 31, 2015 to 30.2 million as of December 31, 2016. Excluding individuals with trial memberships, the number of subscribing members increased by 180.4% from 10.7 million as of December 31, 2015 to 30.0 million as of December 31, 2016. Between the fourth quarters of 2015 and 2016, our average mobile DAUs increased by 42.0% from 88.3 million to 125.4 million, and our average mobile MAUs increased by 10.9% from 365.5 million to 405.4 million. Daily average total user time spent on our iQIYI platform increased by 52.5% from 169.9 million hours in 2015 to 259.1 million hours in 2016.

Online advertising services. Our online advertising services revenue grew by 66.2% from RMB3,399.9 million in 2015 to RMB5,650.4 million in 2016, primarily as a result of the increase in average brand advertising revenue per brand advertiser, driven mainly by the increased attractiveness and efficiency of our advertising services, and partially offset by the decrease in the number of brand advertisers. Average brand advertising revenue per brand advertiser increased by 80.3% from RMB2.7 million in 2015 to RMB4.9 million in 2016.

Content distribution. Our content distribution revenue increased by 29.2% from RMB387.7 million in 2015 to RMB501.0 million in 2016, primarily caused by an increased amount of content titles distributed.

Others. Other revenues increased by 147.8% from RMB534.3 million in 2015 to RMB1,323.9 million in 2016, primarily as a result of the growth in live broadcasting revenue.

Cost of revenues

Our cost of revenues increased by 89.3% from RMB6,041.8 million in 2015 to RMB11,436.6 million in 2016.

Content cost. Content cost increased by 104.1% from RMB3,694.4 million in 2015 to RMB7,541.0 million in 2016. The RMB3,846.6 million increase was primarily due to the increased purchase of third-party professionally-produced or partner-generated content, which increased by RMB1,954.6 million as we have increased procurement for high-quality and popular licensed content; and to a lesser extent, to the increase of RMB822.7 million in revenue sharing with content partners as more content was uploaded onto our platform, and to our rapid expansion of original content production, which resulted in an increase of RMB549.4 million in content cost.

Bandwidth cost. Our bandwidth cost increased by 60.6% from RMB1,167.0 million in 2015 to RMB1,874.6 million in 2016, primarily as a result of the increased bandwidth necessary to support the growth of our user traffic and better user experience.

Gross loss

As a result of the foregoing, we had gross losses of RMB723.2 million and RMB199.2 million in 2015 and 2016, respectively. Our gross losses as a percentage of total revenues significantly decreased between 2015 and 2016, which was primarily attributed by the decrease of bandwidth cost as a percentage of total revenues, resulting from application efficiency being improved by technology. Content cost as a percentage of total revenues also decreased.

Selling, general and administrative expenses

Selling expenses increased by 47.7% from RMB1,032.0 million in 2015 to RMB1,524.5 million in 2016, primarily due to the increase in advertising expenses and the increase in sales and marketing personnel salaries and benefits. Our advertising expenses increased by 69.1% from RMB536.9 million in 2015 to RMB907.9 million in 2016 as we increased our brand and content promotional spending, and our spending on user acquisition channels, including mobile device manufacturers, search engines and mobile app stores. Our sales and marketing personnel compensation expenses increased by 29.8% from RMB328.9 million in 2015 to RMB426.8 million in 2016 primarily due to the increased headcount. Our sales and marketing personnel headcount increased from 698 as of December 31, 2015 to 909 as of December 31, 2016.

General and administrative expenses increased by 40.0% from RMB172.4 million in 2015 to RMB241.4 million in 2016, primarily due to the increase in professional service fees, office expenses and personnel compensation expenses. Our professional service fees increased by 61.4% from RMB23.6 million in 2015 to RMB38.2 million in 2016 primarily due to procurement of audit and legal services. Our general and administrative personnel compensation expenses increased by 29.3% from RMB70.2 million in 2015 to RMB90.8 million in 2016 primarily due to increased headcount. Our general and administrative personnel headcount increased from 222 as of December 31, 2015 to 255 as of December 31, 2016.

Research and development expenses

Our research and development expenses increased by 64.9% from RMB500.0 million in 2015 to RMB824.5 million in 2016, primarily due to the increase in research and development personnel compensation expenses. Our research and development personnel compensation expenses increased by 69.2% from RMB416.4 million in 2015 to RMB704.7 million in 2016 primarily due to the increased headcount and average compensation level. Our research and development personnel headcount increased from 1,345 as of December 31, 2015 to 1,998 as of December 31, 2016.

Income tax expense

We had an income tax expense of RMB11.2 million in 2015 and RMB13.1 million in 2016. Our income tax expense in 2015 and 2016 resulted from the net profit position of certain operating entities in the PRC.

Net loss

As a result of the foregoing, we had net losses of RMB2,575.1 million and RMB3,074.0 million in 2015 and 2016, respectively.

Liquidity and Capital Resources

Prior to the initial public offering of our ADSs, our principal sources of liquidity have been net cash provided by operating activities, debt financing support from Baidu, as well as private placements of preferred shares and convertible notes. We completed the initial public offering of our ADSs on April 3, 2018. As of September 30, 2018, we had RMB5,831.4 million (US$849.1 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. As of September 30, 2018, we had RMB3,844.2 million (US$559.7 million) in short-term investments. Our short-term investments consisted of available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions.

Our total current liabilities were RMB17,944.3 million (US$2,612.7 million) as of September 30, 2018, which primarily included RMB10,422.9 million (US$1,517.6 million) in accounts payable and RMB3,490.1 million (US$508.2 million) in accrued expenses and other liabilities.

We had working capital (defined as total current assets deducted by total current liabilities) deficits as of September 30, 2018. Historically, we have not been profitable nor generated positive net cash flows (if excluding the net proceeds we received in our initial public offering). Accounts payable amounted to RMB10,422.9 million (US$1,517.6 million) as of September 30, 2018, respectively. A substantial majority of our accounts payable is due to third party content providers. The increase in accounts payable was primarily a result of our continued significant investments to acquire premium licensed copyrights and expand our content offering.

The working capital deficits will restrict our liquidity position and have a negative impact on our ability to repay current liabilities.

We prudently manage our working capital to support our business and operations. In terms of financing activities, we have been actively seeking additional financings to improve our liquidity position and we have been able to raise capital through private placements to investors. We completed the initial public offering of our ADSs in April 2018, and received net proceeds of US$2.4 billion. Prior to that, we completed the US$1.53 billion convertible notes financing in 2017, which were converted to Series G preferred shares in October 2017, obtained multiple lines of credit from commercial banks and have secured from Baidu another loan of RMB650.0 million in early 2018. In terms of business initiatives, we will (i) continue to work closely with our advertising customers and suppliers in order to optimize our payment terms, (ii) continue to pursue strategies to increase our revenues from membership services, live broadcasting services and in-feed advertising services, where customers usually prepay for our services, and (iii) continue to strengthen our content production capabilities in order to gain more pricing power over our content sourcing efforts.

We believe that our current cash and cash equivalents, proceeds and lines of credit/financing available to us as of September 30, 2018, proceeds from this offering and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. We may, however, need additional capital in the future to fund our continued operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. As we will continue to invest in both original and licensed content and technology to support our growth, we may not be able to improve our working capital position or to achieve a surplus beyond the next 12 months. In the future, should we require additional liquidity and capital resources to fund our business and operations, we may need to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital market and commercial banks. See “Risk Factors—Risks Related to Our Business and Industry—We have significant working capital requirements and have historically experienced negative working capital balances. If we continue to experience such negative working capital balances in the future, it could have a material adverse effect on our business, financial condition and results of operations.”

As of September 30, 2018, 28.5% of our cash and cash equivalents and short-term investments were held in the PRC, while 6.2% of our cash and cash equivalents and short-term investments were held by our consolidated affiliated entities and their subsidiaries.

Although we consolidate the results of our consolidated affiliated entities and their subsidiaries, we only have access to the assets or earnings of our consolidated affiliated entities and their subsidiaries through our contractual arrangements with our consolidated affiliated entities and their shareholders. See “Corporate History and Structure—Contractual Arrangements with the Consolidated Affiliated Entities and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding company structure.”

In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries must be approved by or filed with the MOFCOM in its foreign investment comprehensive management information system; and

•

loans by us to our PRC subsidiaries to finance their activities cannot exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits and must be registered with SAFE or its local branches or filed with SAFE in its information system.

See “Regulation—Regulations on Foreign Exchange.” There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries completes the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries determine to adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our PRC subsidiaries under this circumstance since we can increase the registered capital of our PRC subsidiaries by making capital contributions to them, subject to the completion of relevant registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant PRC subsidiaries determine to adopt the foreign exchange administration mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant PRC subsidiary. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade and service related foreign exchange transactions.

Our PRC subsidiaries may convert Renminbi amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the consolidated affiliated entities, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. The total amount of loans we can make to our PRC subsidiaries cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOFCOM and the amount of registered capital of such foreign-invested company.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the year ended December 31,				For the nine months ended September 30,
	2015	2016	2017		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	1,070,770	2,612,121	4,011,784	616,594	2,959,020	2,356,192	343,069
Net cash used for investing activities	(3,133,375)	(6,663,100)	(10,660,674)	(1,638,515)	(12,187,887)	(14,537,200)	(2,116,657)
Net cash (used in)/provided by financing activities	(131,708)	3,411,766	6,561,110	1,008,424	9,541,894	16,551,726	2,409,977
Effect of exchange rate changes on cash and cash equivalents	71,951	14,681	(143,417)	(22,037)	(88,123)	727,712	105,957

Net (decrease)/increase in cash and cash equivalents	(2,122,362)	(624,532)	(231,197)	(35,534)	224,904	5,098,430	742,346
Cash and cash equivalents at the beginning of the period	3,711,101	1,588,739	964,207	148,196	964,207	733,010	106,728

Cash and cash equivalents at the end of the period	1,588,739	964,207	733,010	112,662	1,189,111	5,831,440	849,074

Net cash provided by operating activities

Net cash provided by operating activities decreased from RMB2,959.0 million for the nine months ended September 30, 2017 to RMB2,356.2 million (US$343.1 million) for the nine months ended September 30, 2018, primarily due to the combined effect of an increase in net loss, as adjusted for non-cash items, and changes in operating assets and liabilities. Net loss increased by RMB2,497.8 million from RMB3,124.6 million for the nine months ended September 30, 2017 to RMB5,622.4 million (US$ 818.6 million) for the nine months ended September 30, 2018. A key factor that caused operating cash inflow was the increase in the amortization and impairment of licensed copyrights and produced content from RMB6,644.3 million for the nine months ended September 30, 2017 to RMB10,903.7 million (US$1,587.6 million) for the nine months ended September 30, 2018 as a result of continued expansion of our content portfolio to maintain our market leadership. Operating cash outflow increased primarily due to expenditures on original content production which has driven produced content increased by RMB3,155.6 million from RMB1,126.8 million for the nine months ended September 30, 2017 to RMB4,282.4 million (US$623.5 million) for the nine months ended September 30, 2018. To a lesser extent, operating cash flow decreased as a result of expedited payments and accounts payable decreased by RMB947.3 million from RMB1,175.9 million for the nine months ended September 30, 2017 to RMB228.6 million (US$33.3 million) for the nine months ended September 30, 2018.

Net cash provided by operating activities increased from RMB2,612.1 million in 2016 to RMB4,011.8 million (US$616.6 million) in 2017 primarily due to the combined effect of an increase in net loss, as adjusted for non-cash items, and changes in operating assets and liabilities. Net loss increased by RMB662.9 million from RMB3,074.0 million in 2016 to RMB3,736.9 million (US$574.4 million) in 2017. A key factor that caused operating cash inflow was the increase in the amortization and impairment of licensed copyrights and produced content from RMB4,822.9 million in 2016 to RMB8,693.6 million (US$1,336.2 million) in 2017 as a result of continued expansion of our content portfolio to maintain our market leadership. Operating cash inflow was partially offset by an increase in changes in produced content of RMB1,089.8 million from RMB872.4 million in 2016 to RMB1,962.2 million (US$301.6 million) in 2017, primarily due to our increased expenditures on original content production.

Net cash provided by operating activities increased from RMB1,070.8 million in 2015 to RMB2,612.1 million in 2016 primarily due to the combined effect of increase in net loss, as adjusted for non-cash items, and changes in operating assets and liabilities. Net loss increased by RMB498.9 million from RMB2,575.1 million in 2015 to RMB3,074.0 million in 2016. Key factors that caused operating cash inflow included (i) the increase in the amortization and impairment of licensed copyrights and produced content from RMB2,525.3 million in 2015 to RMB4,822.9 million in 2016 as a result of continued expansion of our content portfolio to maintain our market leadership, and (ii) the increase of customer advances and deferred revenue of RMB237.3 million from RMB219.5 million in 2015 to RMB456.8 million in 2016, which is consistent with membership services revenue growth. Operating cash inflow was partially offset by an increase in changes in produced content of RMB534.5 million from RMB337.9 million in 2015 to RMB872.4 million in 2016, primarily due to our increased expenditures on original content production.

Net cash used for investing activities

Net cash used for investing activities increased from RMB12,187.9 million for the nine months ended September 30, 2017 to RMB14,537.2 million (US$2,116.7 million) for the nine months ended September 30, 2018 primarily due to (i) an increase of acquisition of licensed copyrights from RMB6,248.7 million for the nine months ended September 30, 2017 to RMB9,107.8 million (US$1,326.1 million) for the nine months ended September 30, 2018 as result of the continued expansion of our content portfolio, and (ii) cash expenditure for the acquisition of Skymoons in the amount of RMB1,109.7 million.

Net cash used for investing activities increased from RMB6,663.1 million in 2016 to RMB10,660.7 million (US$1,638.5 million) in 2017 primarily due to an increase of acquisition of licensed copyrights from RMB5,290.8 million in 2016 to RMB9,087.4 million (US$1,396.7 million) in 2017 as result of the continued expansion of our content portfolio.

Net cash used for investing activities increased from RMB3,133.4 million in 2015 to RMB6,663.1 million in 2016 primarily due to an increase of acquisition of licensed copyrights from RMB2,586.1 million in 2015 to RMB5,290.8 million in 2016 as result of the continued expansion of our content portfolio.

Net cash (used in) / provided by financing activities

Net cash provided by financing activities increased from RMB9,541.9 million for the nine months ended September 30, 2017 to RMB16,551.7 million (US$2,410.0 million) for the nine months ended September 30, 2018 primarily due to (i) proceeds of RMB14.9 billion (US$2.2 billion) from the initial public offering of our ADSs in 2018 and (ii) proceeds of RMB1,108.6 million (US$161.4 million) from short-term loans, partially offset by repayment of short-term loans of RMB235.4 million (US$34.3 million). Net cash provided by financing activities increased from RMB3,411.8 million in 2016 to RMB6,561.1 million (US$1,008.4 million) in 2017 primarily due to receipt of proceeds of RMB10,528.2 million from the issuance of convertible notes and proceeds from loans from related parties of RMB2,220.0 million in 2017 which was offset by repayment of loans from related parties of RMB6,726.0 million in 2017. While in 2016, proceeds from loans from related parties were RMB4,000.0 million while repayment of loans from related parties were RMB688.2 million.

The change in net cash provided by financing activities between 2015 and 2016 was primarily due to proceeds from loans we received from Baidu in 2016.

Contractual obligations

The following table sets forth our contractual obligations by specified categories as of September 30, 2018.

	Payment due by December 31,
	Total	2018	2019	2020	2021	2022 and after
	(in RMB thousands)
Operating lease obligations(1)	1,145,178	322,897	562,396	79,816	62,538	117,531
Purchase obligations(2)	21,053,730	3,717,627	5,536,777	6,021,736	2,963,702	2,813,888
Long-term debt obligations(3)	284,000	10,000	274,000	—	—	—
Non-cancelable capital lease obligations and purchase obligations for fixed assets	128,360	128,360	—	—	—	—

Total	22,611,268	4,178,884	6,373,173	6,101,552	3,026,240	2,931,419

(1)	Operating lease obligations represent our obligations for leasing office premises and bandwidth.
(2)	Purchase obligations represent our future minimum payments under non-cancelable agreements for licensed copyrights.
(3)

In April 2017, Shanghai iQIYI entered into a three-year loan agreement with Bank of China (Shanghai Branch), pursuant to which Shanghai iQIYI is entitled to borrow a secured RMB denominated loan of RMB299.0 million (US$46.0 million) with an annual interest rate at 94% of the benchmark three-year lending rate published by the People’s Bank of China. The loan is intended for the general working capital. In April 2017, Shanghai iQIYI drew down RMB299.0 million (US$46.0 million) with an interest rate of 4.47%. The principal shall be repaid by installments from September 2017 to April 2020. As of September 30, 2018, Shanghai iQIYI repaid RMB15.0 million of principal. The principal, interest, related penalties and other costs of the loan under this agreement were guaranteed by Beijing iQIYI, who is jointly and severally liable to the creditor.

In June 2017, Beijing iQIYI entered into a banking facility agreement with China Minsheng Bank (Beijing Branch), pursuant to which Beijing iQIYI is entitled to borrow a RMB denominated loan of up to RMB300.0 million (US$46.1 million) for general working capital purposes and is repayable in one year. The repayment of any loans under the banking facility agreement is guaranteed by Beijing QIYI Century. In November 2017, Beijing QIYI Century received a letter of credit from Beijing iQIYI. Beijing QIYI Century discounted the letter of credit and related receivable to China Minsheng Bank (Beijing Branch) for proceeds of RMB131.5 million (US$20.2 million) and the same amount was considered drawn down as a loan at an effective interest rate of 4.78%. In November 2017, Beijing iQIYI drew down RMB62.2 million (US$9.6 million) at an annual interest rate of 5.00%. As the legal isolation criteria was not met, the transfer of the receivable balance did not qualify as a transfer of financial assets and is accounted for as a secured borrowing.

In August 2017, Beijing iQIYI entered into a banking facility agreement with China Merchants Bank (Beijing Branch), as supplemented in September 2017, pursuant to which Beijing iQIYI is entitled to borrow a RMB denominated loan of up to RMB200.0 million (US$30.7 million) for general working capital purposes and is repayable in one year. The repayment of any loans under the banking facility agreement are guaranteed by Beijing QIYI Century and Shanghai iQIYI. Concurrently, Beijing QIYI Century factored a receivable due from Beijing iQIYI of RMB105.7 million (US$16.2 million) to China Merchants Bank (Beijing branch) and the same amount was considered drawn down as a loan at an effective interest rate of 4.11%, or the receivable factoring transaction, and fully repaid in September 2018. In February and June 2018, an additional RMB67.4 (US$9.8 million) and RMB13.4 million (US$2.0 million) was drawn down with an interest of 3.92%, respectively. As the legal isolation criteria was not met, the receivable factoring transaction did not qualify as a transfer of financial assets and is accounted for as a secured borrowing.

In February 2018, Beijing QIYI Century entered into a banking facility agreement with Industrial and Commercial Bank of China (Shenzhen Branch), pursuant to which Beijing QIYI Century is entitled to borrow a RMB denominated loan of RMB100.0 million (US$14.6 million) for general working capital purposes and is repayable in one year. In March and May 2018, RMB30.0 million (US$4.4 million) and RMB20.0 million (US$2.9 million) was drawn down with an interest rate of 4.79%, respectively. The repayment of any loans under the banking facility agreement are guaranteed by Beijing iQIYI and Shanghai iQIYI.

In May 2018, Shanghai iQIYI entered into a banking facility agreement with the Hong Kong and Shanghai Banking Corporation, as supplemented in September 2018, pursuant to which Shanghai iQIYI is entitled to borrow a RMB denominated loan of RMB300.0 million (US$43.7 million) for general working capital purposes and is repayable in one year. The repayment of any loans under the banking facility agreement are guaranteed by Beijing iQIYI. In May, June and August 2018, RMB102.4 million (US$14.9 million), RMB100.0 million (US$14.6 million) and RMB124.7 million (US$18.2 million) were drawn down with an interest rate of 4.79%, respectively. As of September 2018, RMB129.8 million (US$18.9 million) was repaid.

In July 2018, Beijing QIYI Century entered into a banking facility agreement with Industrial and Commercial Bank of China (Shenzhen Branch), pursuant to which Beijing QIYI Century is entitled to borrow a RMB denominated loan of RMB50.0 million (US$7.3 million) for general working capital purposes and is repayable in one year. In July 2018, RMB50.0 million (US$7.3 million) was drawn down with an interest rate of 5.00%. The repayment of any loans under the banking facility agreement are guaranteed by Beijing iQIYI and Shanghai iQIYI.

In August 2018, Shanghai iQIYI entered into a banking facility agreement with China Merchants Bank (Shanghai Branch), pursuant to which Shanghai iQIYI is entitled to borrow a RMB denominated loan of RMB300.0 million (US$43.7 million) for general working capital purposes and is repayable in one year. In August and September 2018, RMB61.2 million (US$8.9 million) and RMB37.8 million (US$5.5 million) was drawn down with an interest rate of 4.79%. The repayment of any loans under the banking facility agreement are guaranteed by Beijing iQIYI.

In August 2018, Shanghai iQIYI entered into a banking facility agreement with Bank of China (Shanghai Branch), pursuant to which Shanghai iQIYI is entitled to borrow a RMB denominated loan of RMB200.0 million (US$29.1 million) for general working capital purposes and is repayable in one year. Concurrently, RMB200.0 million (US$29.1 million) was drawn down with an interest rate of 4.79%. The repayment of any loans under the banking facility agreement are guaranteed by Beijing iQIYI and Beijing QIYI century.

In August 2018, Beijing iQIYI entered into a banking facility agreement with China Merchants Bank (Beijing Branch), pursuant to which Beijing iQIYI is entitled to borrow a RMB denominated loan of up to RMB500.0 million (US$72.8 million) for general working capital purposes and is repayable in one year. The repayment of any loans under the banking facility agreement are guaranteed by Beijing QIYI Century and Shanghai iQIYI. As supplemented in August 2018, Beijing QIYI Century is entitled to use the credit line up to RMB500.0 million (US$72.8 million) and the repayment of any loans are guaranteed by Beijing iQIYI and Shanghai iQIYI. Concurrently, Beijing QIYI Century factored a receivable due from Beijing iQIYI of RMB201.7 million (US$29.4 million) to China Merchants Bank (Beijing branch) and the same amount was considered drawn down as a loan at an effective interest rate of 3.92%. As the legal isolation criteria was not met, the receivable factoring transaction did not qualify as a transfer of financial assets and is accounted for as a secured borrowing.

In September 2018, Beijing QIYI Century entered into a banking facility agreement with Industrial and Commercial Bank of China (Shenzhen Branch), pursuant to which Beijing QIYI Century is entitled to borrow a RMB denominated loan of RMB100.0 million (US$14.6 million) for general working capital purposes and is repayable in one year. Concurrently, RMB100.0 million (US$14.6 million) was drawn down with an interest rate of 4.79%. The repayment of any loans under the banking facility agreement are guaranteed by Beijing iQIYI and Shanghai iQIYI.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of September 30, 2018.

Holding company structure

iQIYI, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries in China. As a result, iQIYI, Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated affiliated entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

The table below sets forth the respective revenues contribution and assets of iQIYI, Inc. and our wholly-owned subsidiaries and our consolidated affiliated entities as of the dates and for the periods indicated:

	Total revenues(1)				Total assets
	For the year ended December 31, 2015	For the year ended December 31, 2016	For the year ended December 31, 2017	For the nine months ended September 30, 2018	As of December 31, 2016	As of December 31, 2017	As of September 30, 2018
iQIYI, Inc. and its wholly-owned subsidiaries	6.0%	4.3%	5.7%	8.3%	41.0%	40.2%	49.7%
Consolidated affiliated entities	94.0%	95.7%	94.3%	91.7%	59.0%	59.8%	50.3%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Off-Balance sheet commitments and arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Our revenues and expenses are mainly denominated in Renminbi. Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars we received from this offering into Renminbi for our operations or capital expenditures, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

We estimate that we will receive net proceeds of approximately of US$        million from this offering, assuming no exercise of the note initial purchasers’ option to purchase additional convertible senior notes (or up to US$         aggregate principal amount of our convertible senior notes if the note initial purchasers in the convertible senior notes offering exercise their option in full). Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against Renminbi, from a rate of RMB6.8680 to S$1.00 as of September 28, 2018 to a rate of RMB7.5548 to US$1.00, will result in an increase of RMB          million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from a rate of RMB6.8680 to US$1.00 as of September 28, 2018 to a rate of RMB6.1812 to US$1.00, will result in a decrease of RMB          million in our net proceeds from this offering.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Critical accounting policies, judgment and estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and total revenues and expenses. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. For further information on our significant accounting policies, see Note 2 to our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Consolidation of Affiliated Entities

In order to comply with PRC laws and regulations limiting foreign ownership of or imposing conditions on value-added telecommunication services, internet, value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses, we operate our internet platform and conduct our value-added telecommunication-based online advertising, online audio and video services and mobile application distribution businesses through our affiliated entities in China by means of contractual arrangements. We have entered into certain exclusive agreements with the affiliated entities through our subsidiaries, which obligate them to absorb a majority of the risk of loss and receive a majority of the residual returns from the affiliated entities’ activities. In addition, we have entered into certain agreements with the affiliated entities and the nominee shareholders of affiliated entities, which enable us to direct the activities that most significantly affect the economic performance of the affiliated entities. Based on these contractual arrangements, we consolidate the affiliated entities as required by SEC Regulation SX-3A-02 and ASC topic 810, Consolidation, because we hold all the variable interests of the affiliated entities and are the primary beneficiary of the affiliated entities. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurred. We will also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change. See “Risk Factors—Risks Related to Our Corporate Structure.”

Revenue recognition

We adopted ASC topic 606 (“ASC 606”), Revenue from Contracts with Customers from January 1, 2018, using the modified retrospective method. Accordingly, for periods prior to January 1, 2018, reported revenues were not adjusted and continued to be presented under ASC topic 605 (“ASC 605”), Revenue Recognition. Our revenue recognition policies under ASC 605 for periods prior to January 1, 2018 are disclosed in our audited consolidated financial statements and the related notes included elsewhere in this offering memorandum. The cumulative effect of adopting ASC 606 resulted in an adjustment to decrease the opening balance of accumulated deficit at January 1, 2018 by RMB967.1 million (US$140.8 million).

Our revenues are derived principally from membership services, online advertising services and content distribution and other revenues. Commencing on January 1, 2018, we recognize revenue in accordance with ASC 606 and revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled to in exchange for those goods or services. Pursuant to ASC 606, value added taxes (“VAT”) was reclassified from cost of revenue to net against revenues.

Membership services

We offer membership services which provide subscribing members access to streaming of a library of premium content in exchange for a non-refundable upfront membership fee. Membership periods range from one month to twelve months. The receipt of membership fees is initially recorded as deferred revenue and we recognize revenue ratably over the membership period as services are rendered.

Online advertising services

We sell advertising services primarily to third-party advertising agencies and a small portion are sold directly to advertisers. Advertising contracts are signed to establish the price and advertising services to be provided. Pursuant to the advertising contracts, we provide advertisement placements on its websites in different formats, including but not limited to video, banners, links, logos, brand placement and buttons. We perform a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts. For contracts where we provide customers with multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and occur at different times, we would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price and revenue is recognized as each performance obligation is satisfied by displaying the advertisements in accordance with the revenue contracts.

We provide various sales incentives to its customers, including cash incentives in the form of commissions to certain third-party advertising agencies and noncash incentives such as discounts and advertising services provided free of charge in certain bundled arrangements, which are negotiated on a contract by contract basis with customers. We have a general policy regarding the volume of advertising services to be provided free of charge which depends largely on the volume of advertising services purchased by the advertiser. We account for these incentives granted to customers as variable consideration in accordance with ASC 606. The amount of variable consideration is measured based on the most likely amount of incentives to be provided to customers.

Content distribution

We also generate revenues from sub-licensing content licensed from third party vendors for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements we enter into with the vendors has a definitive license period and gives us rights to sub-license these contents to other third parties. We enter into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. For cash sub-licensing transactions, we receive the sub-license fee upfront under the sub-licensing arrangements and do not have any future obligation once we have provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sub-license period). The sub-license fees are recognized in accordance with ASC 606 and represents a license of functional intellectual property which grants a right to use our licensed copyrights and recognized at the point in time when the licensed copyright is made available for the customer’s use and benefit. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright, computed using the individual-film-forecast-computation method in accordance with ASC topic 926 (“ASC 926”), Entertainment—Films.

We also enter into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. We account for these nonmonetary exchanges in accordance with ASC 606, and record the transaction based on the fair value of the asset received starting from January 1, 2018. Barter sublicensing revenues are recognized in accordance with the same ASC 606 criteria above. We estimate the fair value of the licensed copyrights received based on various factors, including broadcasting schedule, cast and crew, theme and popularity, box office and market share of counterparties to the exchange.

Others

Other revenues mainly include revenues from live broadcasting and online games.

Live broadcasting

We operate a live broadcasting platform, iQIYI Show, whereby our users can follow their favorite hosts and shows in real time through live broadcasting. Our users can purchase virtual currency for usage in iQIYI Show to acquire consumable virtual gifts, which are simultaneously presented to hosts to show their support or time-based virtual items, which enables users to enjoy additional functions and privileges for a specified time period.

We operate the live broadcasting platform and determine the price of virtual items sold. Therefore, revenues derived from the sale of virtual items are recorded on a gross basis as we act as the principal in the transaction. Costs incurred from services provided by the hosts is recognized as cost of revenues. To facilitate the sale of virtual items, we bundle special privileges and virtual items as a package at a discounted price and we allocate the arrangement consideration to each performance obligation based on their relative standalone selling prices. Revenue from the sale of consumable virtual gifts is recognized when consumed by the user, or, in the case of time-based virtual items, recognized ratably over the period each virtual item is made available to the user. Virtual currency sold but not yet consumed by the purchasers is recorded as “Customer advances and deferred revenue”.

Online games

We operate mobile games including both self-developed (after acquisition of Skymoons) and licensed mobile games and generate mobile game revenues from the sale of in-game virtual items, including items, avatars, skills, privileges or other in-game consumables, features or functionality, within the games.

We record revenue generated from mobile games on a gross basis if we act as the principal in the mobile game arrangements under which we control the specified services before they are provided to the customer. In addition, we are primarily responsible for fulfilling the promise to provide maintenance services and have discretion in setting the price for the services to the customer. Otherwise, we record revenue on a net basis based as an agent on the ratios pre-determined with the online game developers when all the revenue recognition criteria set forth in ASC 606 are met, which is generally when the user purchases virtual currencies issued by the game developers.

For transactions where we are the principal, we determine that the in-game virtual items are identified as performance obligations. We provide on-going services to the end-users who purchased virtual items to gain an enhanced game-playing experience over an average playing period of the paying players. Accordingly, we recognize the revenues ratably over the estimated average playing period of these paying players, starting from the point in time when virtual items are delivered to the players’ accounts.

Contract balances

When either party to a revenue contract has performed, we present the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities were presented as “Customer advances and deferred revenue” and contract assets are included in “Prepayments and other assets” on the consolidated balance sheets.

Practical Expedients and Exemptions

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Business Combinations

We account for our business combinations using the acquisition method of accounting in accordance with ASC topic 805 (“ASC 805”), Business Combinations. The acquisition method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Long-term investments

Our long-term investments consist of equity securities without readily determinable fair values and equity method investments.

Prior to adopting ASC topic 321 (“ASC 321”), Investments—Equity Securities on January 1, 2018, we carry at cost our investments in investees which do not have readily determinable fair value and we do not have significant influence in accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments.

We adopted ASC 321 on January 1, 2018 and there was no resulting cumulative effect of adopting the new standard on opening retained deficit. Equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value and any changes in fair value are recognize in earnings. For equity securities without readily determinable fair values and do not qualify for the existing practical expedient in ASC 820 (“ASC 820”), Fair Value Measurements and Disclosures to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Investments in entities in which we can exercise significant influence and hold an investment in voting common stock or in-substance common stock (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, we initially record our investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. We evaluate the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Produced content, net

We produce and contract external parties to produce films and episodic series to exhibit on our internet platform. Produced content includes direct production costs, production overhead and acquisition costs and is stated at the lower of unamortized cost or estimated fair value. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Produced content exceeding the total revenues to be earned, or ultimate revenue, is expensed as cost of revenues.

We use the individual-film-forecast-computation method to amortize our produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC 926-20, Entertainment-Films, Other Assets-Film Costs. We periodically review our estimates of ultimate revenue estimates for our produced content and adjustments, if any, will result in prospective changes to our amortization rates. We review our unamortized produced content costs for impairment whenever events or circumstances indicate that the fair value of the produced content may be less than its unamortized cost.

Licensed copyrights, net

Licensed copyrights consist of professionally-produced content such as movies, television series, variety shows, sports and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability recorded when cost of the content is known, the content has been accepted by us in accordance with the conditions of the license agreement and the content is available for its first showing on our internet platform. Licensed copyrights are carried at the lower of unamortized cost or net realizable value. Licensed copyrights are presented on the balance sheet as current and non-current based on estimated time of usage.

We have two types of licensed copyrights, (i) non-exclusive licensed copyrights and (ii) exclusive licensed copyrights. With non-exclusive licensed copyrights, we have the right to broadcast the content on our own internet platform. While, with exclusive licensed copyrights, in addition to the broadcasting right, we also have the right to sublicense the underlying contents to third parties.

Non-exclusive licensed copyrights, mainly comprising of newly released movies, television series and seasonal variety shows, are generally amortized using an accelerated method based on historical viewership consumption patterns. Other non-exclusive licensed copyrights, mainly comprising of library movies, television series and variety shows and certain non-episodic features, are amortized on a straight-line basis, as the consumption pattern based on historical viewing data supports this amortization method. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised, if necessary. The major factors that impact our viewership consumption patterns include film box office, ratings for television series and variety shows, user traffic on our platforms, placement schedule, user tastes and preferences, emerging cultural trends, merchandising and marketing efforts. When the amortization pattern is revised, it is accounted for as a change in accounting estimate prospectively in accordance with ASC topic 250, Accounting Changes and Error Corrections, or ASC 250.

The purchase cost of exclusive licensed copyrights includes a broadcasting right and a right to sublicense to third parties, and we allocate the content cost to these two rights when the exclusive licensed copyrights are initially recognized based on the relative proportion of our estimate of the total revenues that will be generated by each right. For the broadcasting right, which is the portion of an exclusive licensed copyright that generates direct and indirect advertising and membership revenues, the content costs are amortized in accordance with ASC subtopic 920-350, Entertainment-Broadcasters: Intangibles—Goodwill and Other, or ASC 920-350, using the same method as non-exclusive licensed copyrights as described above. For the right to sublicense to third parties, which is the portion of an exclusive licensed copyright that generates direct revenues, the content costs are amortized in accordance with ASC 926 using an individual-film-forecast-computation method, which amortizes such costs based on the ratio of the actual sublicensing revenues generated for the current period to the total sublicensing revenues estimated to be generated by the sublicensing right. We revisit the forecasted total direct revenues on a periodic basis and any resulting changes to such estimates and the resulting amortization expense are accounted for prospectively as a change in accounting estimate in accordance with ASC 250.

On a periodic basis, we evaluate the program usefulness of the broadcasting rights of its licensed copyrights and record such rights at the lower of unamortized cost or estimated net realizable value pursuant to the guidance in ASC 920-350. When there is a change in the expected usage of licensed copyrights, we estimate net realizable value of licensed copyrights to determine if any impairment exists.

Net realizable value is determined by estimating the expected cash flows generated from provision of online advertising and membership services, less any direct costs, over the remaining useful lives of the non-exclusive licensed copyrights. We estimate advertising and membership cash flows for each category of content. Estimates that impact advertising and membership cash flows include anticipated levels of demand for our online advertising and membership services and the expected selling prices of our advertisements and membership. For the right to sublicense to third parties, we assess recoverability in accordance with ASC 926-20.

Goodwill

We assess goodwill for impairment in accordance with ASC subtopic 350-20, Intangibles – Goodwill and Other: Goodwill (“ASC 350-20”), which requires goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. Goodwill is allocated to the reporting units that are expected to benefit from the business combination in which the goodwill arises for the purpose of impairment testing. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recorded to the extent that the carrying value of goodwill exceeds its fair value.

A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. We determine reporting units by first identifying operating segments, and then assess whether any components of these segments constituted a business for which discrete financial information is available and our chief operating decision maker, or CODM, regularly reviews the operating results of that component.

Impairment of long-lived assets other than goodwill

We evaluate long-lived assets, such as fixed assets and purchased or acquired intangible assets with finite lives other than licensed copyrights, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall or ASC 360-10. When such events occur, we assess the recoverability of the long-lived assets based on the undiscounted future cash flows the long-lived assets are expected to generate at the lowest level of identifiable cash flows. We recognize an impairment loss when the estimated undiscounted future cash flow expected to result from the use of the long-lived assets plus net proceeds expected from the eventual disposition of the long-lived assets, if any, is less than their carrying values. If we identify an impairment, we reduce the carrying value of the long-lived assets to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different.

Income taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate. We have elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss.

We apply the provisions of ASC subtopic 740, Accounting for Income Taxes, or ASC 740, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. We recognize in our consolidated financial statements the benefit of a tax position if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts and circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to changes in individual tax position. Changes in recognition and measurement estimates are recognized in the period which the change occurs.

Redeemable convertible preferred shares

The redeemable convertible preferred shares, or Preferred Shares, are classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of us or redeemable upon a deemed liquidation event. The holders of the Preferred Shares have the ability to convert the instrument into our ordinary shares. We early adopted Accounting Standards Update (“ASU”) 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity, or ASU 2014-16, for all periods presented. ASU 2014-16 requires the use of the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. We evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features. The conversion option of the Preferred Shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption options and registration rights of the Preferred Shares did not qualify for bifurcation accounting because the underlying ordinary shares were neither publicly traded nor readily convertible into cash. There were no other embedded derivatives required to be bifurcated.

Beneficial conversion features exist when the conversion price of the Preferred Shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date in our case. When a beneficial conversion feature, or BCF, exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the Preferred Shares as a contribution to additional paid-in capital. No BCF was recognized for Preferred Shares as the fair value per ordinary share at the commitment date was less than the most favorable conversion price. We determined the fair value of our ordinary shares with the assistance of an independent third party valuation firm.

The contingent conversion price adjustment is accounted for as a contingent BCF. In accordance with ASC paragraph 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. No contingent BCF was recognized for any of the Preferred Shares for the years ended December 31, 2015, 2016 and 2017 and for the nine months ended September 30, 2018, respectively.

As the Preferred Shares (other than the Series A-1 Preferred Shares) will become redeemable solely based on the passage of time should the contingent events not occur, we chose to recognize changes in the redemption value over the period from the date of issuance to the earliest redemption date of the Preferred Shares using the interest method.

Modification of redeemable convertible preferred shares

We assess whether an amendment to the terms of its redeemable convertible preferred shares is an extinguishment or a modification using the fair value model. If the change in fair value of the redeemable convertible preferred shares immediately after the amendment exceeds 10% from the fair value of the redeemable convertible preferred shares immediately before the amendment, the amendment is considered an extinguishment. An amendment that does not meet this criterion is a modification. When redeemable convertible preferred shares are extinguished, the difference between the fair value of the consideration transferred to the redeemable convertible preferred shareholders and the carrying amount of the redeemable convertible preferred shares (net of issuance costs) is treated as a deemed dividend to or contribution from the redeemable convertible preferred shareholders. When redeemable convertible preferred shares are modified, a new effective interest rate to equate the future contractual cash flows (redemption amount) to the carrying amount is determined and applied to accretion on a prospective basis by analogy to ASC 470-50.

Share-based Compensation Expense

We account for share-based compensation in accordance with ASC topic 718, Compensation-Stock Compensation, or ASC 718.

We have elected to recognize share-based compensation using the straight-line method for share-based awards granted with graded vesting based on service conditions. For awards with performance conditions, compensation cost is recognized on an accelerated basis if it is probable that the performance condition will be achieved. Forfeiture rates are estimated based on historical experience and future expectations of employee turnover rates and are periodically reviewed. If required vesting conditions are not met and the share-based awards are forfeited, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. To the extent we revise these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

We account for share-based awards issued to non-employees in accordance with ASC subtopic 505-50, Equity: Equity-based Payments to Non-Employees, or ASC 505-50. The measurement date of the fair value of a share-based award issued to a non-employee is the date on which the counterparty’s performance is completed as there is no associated performance commitment. The expense is recognized in the same manner as if we had paid cash for the services provided by non-employees.

We, with the assistance of an independent third party valuation firm, determined the fair value of share-based awards granted to employees and non-employees.

Recently issued accounting pronouncements

Please see a more detailed discussion in Note 2 to our audited consolidated financial statements included in this offering memorandum.